SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------


                                 FORM 11-K


                [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1998

                                    OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from _______ to _______

                        Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          REGAL-BELOIT CORPORATION
                              200 STATE STREET
                              BELOIT, WI 53511

                            REQUIRED INFORMATION

Regal-Beloit Corporation Savings and Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, statement of net assets available for plan benefits for the Plan of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cuased this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN



By:  Regal-Beloit Corporation Savings and Protection Plan Administrative
     Committee


     Kenneth F. Kaplan
     ---------------------------                           June 28, 1999
     Kenneth F. Kaplan


     Fritz Hollenbach
     ---------------------------                           June 28, 1999
     Fritz Hollenbach

                           REGAL-BELOIT CORPORATION
                           ------------------------

                         SAVINGS AND PROTECTION PLAN
                         ---------------------------


            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
            -----------------------------------------------------

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ------------------------------------------------------

                          REGAL-BELOIT CORPORATION
                          ------------------------

                         SAVINGS AND PROTECTION PLAN
                         ---------------------------


                             FINANCIAL STATEMENTS
                             --------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------



                              TABLE OF CONTENTS
                              -----------------


     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     FINANCIAL STATEMENTS

          Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998 and 1997

          Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information for the Year Ended December 31, 1998


     NOTES TO FINANCIAL STATEMENTS


     SCHEDULES SUPPORTING FINANCIAL STATEMENTS

        Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- December 31, 1998

        Schedule II: Item 27d--Schedule of Reportable Transactions for the
                     Year Ended December 31, 1998

                   Consent of Independent Public Accountants
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation
     (Registration No. 333-48789).



                                         ARTHUR ANDERSEN LLP
                                         -------------------
                                         ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     June 28, 1999.

                  Consent of Independent Public Accountants
                  -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 10-K/A into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation
     (Registration No. 333-48789).



                                          ARTHUR ANDERSEN LLP
                                          -------------------
                                          ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     June 28, 1999.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



     To the Administrative Committee of the
     Regal-Beloit Corporation
     Savings and Protection Plan:

     We have audited the accompanying statements of net assets available for plan benefits with fund information of Regal-Beloit Corporation Savings and Protection Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Regal-Beloit Corporation Savings and Protection Plan as of December 31, 1998 and 1997 and the changes in its financial status for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     As explained in Note 3, information presented in the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                        ARTHUR ANDERSEN LLP
                                        -------------------
                                        ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     May 28, 1999.

                           REGAL-BELOIT CORPORATION
                           ------------------------

                         SAVINGS AND PROTECTION PLAN
                         ---------------------------


                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

                         DECEMBER 31, 1998 AND 1997
                         --------------------------



     (1)  Description of the Plan-
          -----------------------

          The following description of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

          General-
          -------

          The Plan is a defined contribution plan and covers substantially all bargaining unit employees of the Foote-Jones/Illinois Gear and Velvet Drive Transmission Divisions of the Regal-Beloit Corporation (the "Company") who complete at least 500 hours of service in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          Plan administration-
          -------------------

          Frontier Trust (the "Trustee") was the trustee for the Plan through January 31, 1998. The Equitable (the "Custodian") was the custodian of the Plan during this period. Effective February 1, 1998, Marshall & Ilsley Trust Company (collectively the "Trustee") became trustee and custodian of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

          Contributions-
          -------------

          Company contributions were $430 and $420 for 1998 and 1997, respectively, for each Foote-Jones/Illinois Gear union participant who had completed a full year of credited service as of July 31st of each year. A contribution of $215 and $210 for 1998 and 1997, respectively, was made for each Foote-Jones/Illinois Gear union employee who completed at least one-half year of credited service but less than one full year of credited service. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

          The Company's annual contribution is fixed by the collective bargaining agreement between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company. The contribution is recorded as an increase in participants' equity on an accrual basis based on service performed during the Plan year. Annual amounts are contributed to the Plan on or about August 1.

          Velvet Drive Transmission employees were new to the Plan effective April 1, 1996. The Company contributed $300 and $250 on or about February 1 for each Velvet Drive Transmission employee provided they had been an employee of the Company for the past 12 months as of December 31, 1998 and 1997, respectively. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

          The Plan allows participants to make voluntary contributions via pretax payroll deductions ranging from 1% to 20% of total compensation.

          Participant accounts-
          --------------------

          Individual participant accounts are maintained to receive Company and participant contributions. The Plan earnings, net of Trustee and Custodian expenses, are allocated to each participant on each business day based on the proportion of the individual participant's account to the total of all participants' accounts.

          Vesting-
          -------

          Participants at all times have a fully vested interest in their individual accounts. Distribution of participants' accounts can be made upon normal retirement from the Company and following termination of service with the Company for any reason. Benefits paid consist of the participants' account balance plus any voluntary contributions together with all earnings.

          Investment options-
          ------------------

          Participants may elect to invest their account in 10% increments into any of the following investment options (through January 31, 1998):

             Equitable Guaranteed Interest Account Fund-
             ------------------------------------------

             The Guaranteed Interest Account provides an investment option in which the value of the principal will not fluctuate. The amount allocated to the Guaranteed Interest Account earns interest at the current guaranteed interest rate which is an annual effective rate. After interest is credited, certain charges and fees are deducted. The value of an employer plan's investment in the Guaranteed Interest Account is, at any time, the total contributions allocated to the Guaranteed Interest Account, plus the interest earned, less (i) employer plan benefit payments,
             (ii) other employer plan withdrawals (including loans) and
             (iii) charges and fees.

             Equitable Common Stock Fund-
             ---------------------------

             This fund invests in stock issues of high quality, large capitalization companies. Its objective is growth of capital through quality stock issues.

             Equitable Balanced Fund-
             -----------------------

             This fund invests in common stocks, publicly traded bonds and money market investments. Its objective is increasing income and capital appreciation.

             Equitable Aggressive Stock Fund-
             -------------------------------

             This fund invests in medium and small companies with growth potential. It involves risk.

          The following investment options were made available to Plan participants as of February 1, 1998:

             M&I Stable Principal Fund-
             -------------------------

             Amounts allocated to the Stable Principal Fund are invested in the M&I Stable Principal Fund, a mutual fund whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Fund primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks.

             Marshall Large-Cap Growth and Income Fund-
             -----------------------------------------

             Amounts allocated to this fund are invested in the Marshall Large-Cap Growth and Income Fund, a mutual fund with the goal of providing capital appreciation and income. The Fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and that have a history of stable earnings and/or growing dividends.

             Regal-Beloit Company Stock Fund-
             -------------------------------

             Amounts allocated to this Fund are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator.

             Marshall Intermediate Bond Fund-
             -------------------------------

             Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The Fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. Government securities.

             Fidelity Balanced Fund-
             ----------------------

             Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The Fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

             Strong Opportunity Fund-
             -----------------------

             Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund s assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized.

          Investments in the Marshall Large-Cap Growth and Income Fund, Marshall Intermediate Bond Fund, Stable Principal Fund, Fidelity Balanced Fund and Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.


             Loan Fund-
             ---------

             The Plan permits a participant to borrow up to 50% of his or her account balance up to a maximum of $50,000. These loans bear interest at the prevailing market rate (ranging from 7.25% to 10.5% as of December 31, 1998) and generally must be repaid within five years.

     (2)  Significant Accounting Policies-
          -------------------------------

          Basis of accounting-
          -------------------

          The financial statements have been prepared on the accrual basis of accounting.

          Use of accounting estimates-
          ---------------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

          Net appreciation in fair value of investments-
          ---------------------------------------------

          Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for Plan benefits as net appreciation (depreciation) in fair value of investments.

          Reclassifications -
          -----------------

          Certain reclassifications have been made to amounts reported in previous years to conform to the current year's classification.

          Administrative expenses-
          -----------------------

          The Plan pays all administrative expenses and loan processing fees.

     (3)  Investments-
          -----------

          Investments are stated at fair market value as determined by the Trustee by reference to published market data. The Stable Principal Fund primarily invests in guaranteed investment contracts which are fully benefit-responsive. These investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rates are fixed for the life of the contracts or are reset quarterly. The aggregate average yield of the investment contracts for the years ended December 31, 1998 and 1997 was 6.2%. The crediting interest rate for the investment contracts as of December 31, 1998 and 1997 was 5.93% and 6.29%, respectively. There are no limitations on guarantees of the contracts. The Fund had no valuation reserves at year-end with the fair value of the investment contracts reported at contract value.

          The cost of investment fund options is not available from The Equitable as their information system does not provide such information. Disclosure of this detail in the Schedule of Reportable Transactions is required by ERISA.

     (4)  Master Trust-
          ------------

          Effective April 1, 1998, participants were able to invest in Company stock held in the Regal-Beloit Corporation Master Trust (the "Master Trust"). The Plan's investment in Company stock is commingled with the investment in Company stock of other Company plans. Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan s share of Trust assets.

          The assets of the Plan are commingled and are not segregated in the accounts of the Trust. The market value of the assets held in the Trust as certified by the Trustee as of December 31, 1998 is as follows:

                                                     1998
                                                  -----------

               Regal-Beloit Corporation Stock     $14,374,579
               Marshall Money Market Fund             154,077
               Accrued Income                          74,145
                                                  -----------
                                                  $14,602,801

        Allocations of assets of the Master Trust to participating plans as of December 31, 1998 are as follows:

                                                     1998
                                              -------------------
                                               Amount    Percent
                                              ---------  --------
          Regal-Beloit Corporation Personal
           Savings Plan                      $ 6,805,476   46.60%
          Regal-Beloit Corporation Profit
           Sharing Plan                        6,568,489   44.98
          Regal-Beloit Corporation Savings
           and Protection Plan                   475,749    3.26
          Marathon Electric Salaried 401(k)
           Savings Plan                          635,779    4.36
          Marathon Electric Hourly 401(k)
           Savings Plan                          117,308    0.80
                                             -----------  -------

          Total assets of the Master Trust   $14,602,801  100.00%
                                             ===========  =======

     Master Trust income for the year ended December 31, 1998 is as follows:

                             INCOME                                    1998
                             ------                                ------------
          Investment income-
              Interest                                             $    23,602
              Dividends                                                280,725
              Net (depreciation) appreciation in fair market value  (3,979,555)
                                                                   -----------
                Total investment (loss) income                      (3,675,228)
                                                                   ============
     (5)  Related Party Transactions-
          --------------------------

          Plan assets are invested in common funds of the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibitive transactions by statutory exemption under ERISA regulations.

     (6)  Income Tax Status-
          -----------------

          The Plan has obtained a determination letter from the Internal Revenue Service dated January 20, 1993, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     (7)  Plan Termination-
          ----------------

          The Plan is defined by the collective bargaining agreement between Local Union 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company dated December 1, 1989, and may not be materially modified or terminated by the Company without negotiation with the Union.

                                                                   SCHEDULE I

                          REGAL-BELOIT CORPORATION
                          ------------------------

                        SAVINGS AND PROTECTION PLAN
                        ---------------------------

       ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
       -----------------------------------------------------------

                               DECEMBER 31, 1998
                               -----------------

  Number
    of                                                                 Market
  Shares    Description of Security                         Cost        Value
---------   -----------------------                      ----------  ----------

       30   Cash and cash equivalents                    $       30  $       30

   20,171   Regal-Beloit Company Stock Fund (*)             595,820     475,749

   37,688   Marshall Large-Cap Growth & Income Fund (*)     549,260     615,819

1,728,324   M&I Stable Principal Fund (*)                 1,728,324   1,728,324

   11,845   Marshall Intermediate Bond Fund (*)             113,188     112,882

   31,974   Fidelity Balanced Fund                          503,946     523,091

   12,767   Strong Opportunity Fund                         500,286     493,077
                                                         ----------  ----------

            Total Investment                             $3,990,854  $3,948,972
                                                         ==========  ==========

  159,146   Loans to Participants (*)
             (Interest Rates:  7.25% - 10.5%)            $  159,146  $  159,146

                 (*) Represents a party-in-interest

          The accompanying notes are an integral part of this schedule.

                                                                            SCHEDULE II

                         REGAL-BELOIT CORPORATION
                         ------------------------

                        SAVINGS AND PROTECTION PLAN
                        ---------------------------


              ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
              ---------------------------------------------

                   FOR THE YEAR ENDED DECEMBER 31, 1998
                   ------------------------------------
     Identity of Party         Number                Number
   Involved/Description          of       Purchase     of      Selling     Cost of      Net
         of Asset             Purchases    Price      Sales     Price     Asset Sold    Gain (Loss)
--------------------------    ---------  ----------  ------  ----------  ------------   -----------

     The Equitable:
     Guaranteed Interest          3      $ 47,591        3   $2,059,085                       *
     Account Fund (a)
     Common Stock Fund (a)        3        30,554        3      716,938        *              *
     Aggressive Stock Fund (a)    2        28,235        4      515,920        *              *
     Balanced Fund (a)            1         1,251        3      192,181        *              *

     M&I Trust:
     Fidelity Balanced Fund      88       572,779       29       67,565      $68,833   $ (1,268)
     Marshall Large-Cap
      Growth and Income
       Fund (a)                  88       600,066       32       52,753       50,806      1,947
     Regal-Beloit
       Corporation
       Common Stock (a)           7       467,609        -            -         -             -
     Strong Opportunity
       Fund                      83       576,011       36       75,556       75,725       (169)
     M&I Stable Principal
       Fund (a)                  91     1,897,953       42      169,629      169,629          -
     Marshall Money
       Market Fund (a)          135     3,615,975      114    3,615,975    3,615,975          -
     Marshall Intermediate
       Bond Fund (a)             88       142,833       21       29,655       29,645        (10)
     Regal-Beloit Company
       Stock Fund (a)            63       112,699       27       28,739       34,574     (5,835)

Loans to Various Participants    21        68,000       39       51,307       51,307          -

   (a) Party-in-interest

    * The Equitable maintains the records for the pooled separate accounts on a fair market value basis.  Therefore, cost basis information is not available.

              The accompanying notes are an integral part of this schedule.

                          REGAL-BELOIT CORPORATION
                          ------------------------

                         SAVINGS AND PROTECTION PLAN
                         ---------------------------

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               ---------------------------------------------------

                           AS OF DECEMBER 31, 1998
                           -----------------------


                                                           Fund Information
                             ----------------------------------------------------------------------------
                                        Marshall
                                         Large-
                                          Cap       Regal-
                                 M&I     Growth     Beloit      Marshall
                                Stable    and      Company   Intermediate  Fidelity     Strong             Combined
                              Principal  Income     Stock       Bond       Balanced  Opportunity   Loan      Plan
                                 Fund     Fund      Fund        Fund         Fund        Fund      Fund      Total
                             ----------  --------  --------  -----------   --------  ----------- --------  --------
                ASSETS
                ------
INVESTMENTS, at fair value:
  Mutual Funds               $1,728,324  $615,819  $      -    $112,882    $523,091   $493,077   $      -   $3,473,193
  Investment in Master Trust          -         -   475,749           -           -          -          -      475,749
  Loans to Participants               -         -         -           -           -          -    159,146      159,146
                             ----------  --------  --------    --------    --------   --------    -------   ----------
    Total Investments         1,728,324   615,819   475,749     112,882     523,091    493,077    159,146    4,108,088

CASH                                 30         -         -           -           -          -          -           30

RECEIVABLES:
 Participant's Contributions      1,618       296       916         940         991      1,448          -        6,209
 Employer Contributions          21,338     7,603     5,874       1,394       6,458      6,087          -       48,754
 Accrued Interest and
   Dividends                      9,059       586         -           -           -          -          -        9,645
                             ----------  --------  --------    --------    --------   --------    --------  ----------
     Total Receivables           32,015     8,485     6,790       2,334       7,449      7,535          -       64,608
                             ----------  --------  --------    --------    --------   --------    --------  ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $1,760,369  $624,304  $482,539    $115,216    $530,540   $500,612    $159,146  $4,172,726
                             ==========  ========  ========    ========    ========   ========    ========  ==========

     The accompanying notes to financial statements are an integral part of this statement.


                          REGAL-BELOIT CORPORATION
                          ------------------------

                        SAVINGS AND PROTECTION PLAN
                        ---------------------------

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
            ---------------------------------------------------

                         AS OF DECEMBER 31, 1997
                         -----------------------

                                                   Fund Information
                               -----------------------------------------------------
                                Equitable
                               Guaranteed  Equitable             Equitable
                                Interest    Common    Equitable  Aggressive
                                 Account    Stock     Balanced     Stock      Loan       Combined
                                  Fund       Fund       Fund        Fund      Fund      Plan Total
                               ----------  ---------  ---------  ---------- --------   -----------

               ASSETS
               ------

INVESTMENTS, at fair value:
 Mutual Funds                  $2,011,385  $670,854   $185,275    $471,494  $      -   $3,339,008
 Loans to participants                  -         -          -           -   141,697      141,697
                               ----------  --------   --------    --------   -------   ----------
    Total investments           2,011,385   670,854    185,275     471,494   141,697    3,480,705
                               ----------  --------   --------    --------   -------   ----------

RECEIVABLES:
 Participant's contribution        20,255     3,989          -      10,149         -       34,363
 Employer contribution             25,608     9,961      1,548      10,360         -       47,477
 Employee loan payments
  held by employer                      -         -          -           -     6,225        6,225
                               ----------  --------   --------    --------   -------   ----------
    Total receivables              45,833    13,950      1,548      20,509     6,225       88,065
                               ----------  --------   --------    --------   -------   ----------

    Total assets                2,057,218   684,804    186,823     492,003   147,922    3,568,770


              LIABILITIES
              -----------

ACCRUED ADMINISTRATIVE FEES           798       311         68         323         -        1,500
                               ----------  --------   --------    --------  --------   ----------

NET ASSETS AVAILABLE FOR
       PLAN BENEFITS           $2,056,420  $684,493   $186,755    $491,680  $147,922   $3,567,270
                               ==========  ========   ========    ========  ========   ==========

           The accompanying notes to financial statements are an integral part of this statement.

                                       REGAL-BELOIT CORPORATION
                                       ------------------------

                                      SAVINGS AND PROTECTION PLAN
                                      ---------------------------

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    --------------------------------------------------------------

                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                 ------------------------------------
                             Mar-
                             shall
                             Large-            Mar-                                                              Equi-
                     M&I      Cap      Regal-  shall                              Guaran-     Equi-              table
                   Stable    Growth   Beloit  Inter-             Strong             teed       table    Equi-    Agres-
                              and     Company mediate  Fidelity  Oppor-           Interest    Common    table     sive   Combined
                  Principal  Income    Stock    Bond   Balanced  tunity    Loan    Account     Stock  Balanced    Stock     Plan
                     Fund     Fund      Fund    Fund     Fund     Fund     Fund     Fund       Fund      Fund     Fund     Total
                  --------- -------  -------- -------  -------  -------- -------- ---------  -------  --------  -------  --------

ADDITIONS TO
 NET ASSETS
 ATTRIBUTED TO:
Employer contri-
 bution           $  28,645 $  5,519 $ 20,586 $ 10,315 $ 11,116 $ 13,978 $      - $        - $      - $      - $       - $  90,159
Employee contri-
 butions            132,237   73,287   96,942   20,469   69,537   73,517        -     16,116    6,819    1,251     6,783   496,958
Net appre-
 ciation (depre-
 ciation) in fair
 value of
 investments          6,573  102,807 -104,911   -5,411   56,221    8,822        -     11,260   16,223    5,849    16,679   114,112
Interest and
 dividend income     88,605    1,094    2,470    6,056   13,332       87   32,434          -        -        -         -   144,888
                  --------- -------- -------- -------- -------- -------- -------- ---------- -------- -------- --------- ---------

 Total additions    256,090  183,517   15,087   31,429  150,206   96,404   32,434     27,376   23,042    7,100    23,462   846,147

DEDUCTIONS
FROM NET
ASSETS ATTRI-
BUTED TO:
 Benefits paid
 to partici-
 pants Admini-      114,533    7,863   10,422   27,293   20,630   20,182   17,713      2,145      638      110       605   222,134
 strative
  fees                7,620    1,930    2,329      539    1,752    2,127        -      1,579      381      136       164    18,557
                  --------- -------- -------- -------- -------- -------- -------- ---------- -------- -------- --------- ---------
 Total
 deductions         122,153    9,793   12,751   27,832   22,382   22,309   17,713      3,724    1,019      246       769   240,691

 Net increase       133,937  173,724    2,336    3,597  127,824   74,095   14,721     23,652   22,023    6,854    22,693   605,426

TRANSFERS
BETWEEN FUNDS     1,626,432  450,580  480,203  111,619  402,716  426,517   -3,497 -2,080,072 -706,516 -193,609  -514,373         -

NET ASSETS
AVAILABLE
FOR PLAN
BENEFITS:
 Beginning
 of year                  -        -        -        -        -        -  147,922  2,056,420  684,493  186,755  491,680  3,567,270
                 ---------- -------- -------- -------- -------- -------- -------- ---------- -------- -------- -------- ----------
 End of year     $1,760,369 $624,304 $482,539 $115,216 $530,540 $500,612 $159,146 $        - $      - $      - $      - $4,172,726
                 ========== ======== ======== ======== ======== ======== ======== ========== ======== ======== ======== ==========

     The accompanying notes to financial statements are an integral part of this statement.